

January 15, 2015

<u>Via E-mail</u>
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 9, 2015**
> **File No. 333-201058**

Dear Ms. Benedict:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Organizational Structure, page 42

1.   Please update the existing organizational structure on page 42 to identify the General Partner of Summit Materials Holdings L.P. along with the ownership percentage.

2.   Please disclose the ownership of Summit Owner Holdco LLC within the diagram on page 45.

3.   Please expand your disclosures for the change in capital structure of Summit Holdings from six different classes of limited partnership interests into one class of units to disclose the exchange ratio for each of the classes of limited partnership interests.

Dilution, page 53

4.   Please revise your presentation within the second paragraph to begin with historical net tangible book value along with the per share amount to allow investors to link the disclosures to the historical and pro forma financial statements included within the Form S-1.

5.   Please include disclosure that links the number of shares allocated to the Pre-IPO owners disclosed on page 54 with the outstanding interest disclosed within the consolidated balance sheet as of September 27, 2014, on page F-40.

<u>Unaudited Pro Forma Condensed Consolidated Financial Information, page 55</u>

6.   Please revise the introduction to include the amount of the net proceeds from the Class A common stock issuance.

7.   Please provide a separate footnote disclosure for each adjustment to the historical financial statements to allow investors to easily understand exactly how each adjustment has been calculated. For example, footnote (b) to the pro forma balance sheet describes several different adjustments that are not directly linked to adjustment amounts under the pro forma adjustment column. Please also ensure that the adjustment reflected on the pro forma statement reflects whether it is an addition or subtraction to the historical amount. Please refer to adjustment (b) to Partners' interests as an example.

8.   Please expand (a) to the pro forma balance sheet to explain how you determined that amount of the reduction in the premium.

9.   Please expand (b)(iii) to the pro forma balance sheet to clarify that the adjustments are to eliminate historical partners' interests and to reflect this interest as non-controlling interest.

10.   Please expand (b)(iv) to the pro forma balance sheet to clarify that the purpose of the adjustment is to recognize the deferred transaction costs incurred as of September 27, 2014 within additional paid-in capital.

11.   Please expand (d) to the pro forma balance sheet to clearly explain how you are reflecting the transactions with the Class B Unitholders of Continental Cement within the pro forma balance sheet on a gross basis. In this regard, it is unclear how you are reflecting the $35 million cash payment and the $15 million aggregate principal amount of non-interest bearing notes. In this regard, it is unclear from your current disclosures how the $2.5 million and $7.9 million relate to the $15 million notes to be issued. Finally, it is unclear from your disclosures whether you are increasing or decreasing accumulated deficit by $28.3 million, increasing or decreasing additional paid-in capital by $14.7 million and why. Please note that to the extent that an adjustment amount has been calculated, please disclose the calculation.

12.   Please expand (a) to the pro forma statements of operations to separately disclose the amount of the adjustment for interest expense and deferred financing fees and original issuance premium. Please ensure your disclosure provides investors with sufficient information to understand how each adjustment amount was calculated. In this regard, the calculation should be presented on a gross basis in which you show the addition of interest expense associated with the note issuances on January 17, 2014 and September 8, 2014, along with the removal of the interest expense for the repayment of $290.7 million in notes. In this regard, only $250 million of notes had been issued as of December 28, 2013, and $334.3 million of notes to be outstanding subsequent to the notes repayment.

As such, it is unclear why the adjustment to interest expense for fiscal year 2013 is not an increase rather than a decrease.

13. Please include interest expense for the $15 million notes to be issued to the Class B Unitholders of Continental Cement for all periods presented.

14. Please expand (c) to the pro forma statements of operations to explain to investors why the stock options would be anti-dilutive.

15. We note that you intend to make equity grants in connection with the IPO and that the outstanding unvested equity grants will be modified resulting in additional compensation expense on a go-forward basis. Please include the corresponding compensation expense as an adjustment to the pro forma statements of operations or tell us why an adjustment and/or disclosure is not required.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
        Simpson Thacher & Bartlett LLP